                                          S O N F I E L D   &   S O N F I E L D
                                                A Professional Corporation
LEON SONFIELD (1865-1934)                              ATTORNEYS AT LAW                       ROBERT L. SONFIELD, JR.
GEORGE M. SONFIELD (1899-1967)                                                                      Managing Director
ROBERT L. SONFIELD (1893-1972)                      770 SOUTH POST OAK LANE                       robert@sonfield.com
    ____________________                           HOUSTON, TEXAS 77056-1913
                                                       WWW.SONFIELD.COM
FRANKLIN D. ROOSEVELT, JR. (1914-1988)
                                                   Telecopier (713) 877-1547
                                                             ----
                                                   Telephone (713) 877-8333


VIA FACSIMILE (202) 772-9210
AND FILING ON EDGAR

March 30, 2006

Mail Stop 4561

Mr. Hugh Fuller
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exobox Technologies Corporation, a Nevada corporation ("Issuer") Registration Statement on Form 10-SB
         File No. 0-51689

Dear Mr. Fuller:

         In response to your oral request, we are providing the following supplemental information:

Business-History and Organization

         The Issuer undertakes to include in their Form 10-KSB for the current fiscal year, a discussion of the business reason for the reverse triangular merger followed by the parent-subsidiary merger. In substantially the following language:

                  Management of Exobox Technologies Corp. was of the opinion that a publicly owned corporation is better able to attract investment capital to develop and market its technology because of the enhanced awareness in the capital markets and transparency of its financial affairs. Therefore, management concluded that by combining with a non-operating blank check or shell corporation, the resulting entity would no longer be a blank check or shell corporation and the shareholders of the former JinPin, Inc. would represent a public float and result in the conversion of Exobox Technologies Corp. from a privately owned to publicly owned company. The triangular merger resulted in the original Exobox Technologies Corp. private Delaware company becoming a wholly owned subsidiary of the former JinPin, Inc., a publicly owned Nevada company. Management believed that the parent-subsidiary relationship was cumbersome and uneconomical and, therefore, followed the triangular reverse merger with a parent-subsidiary merger so that the two constituent companies came together as a publicly owned Nevada corporation named Exobox Technologies Corp.

Recent Sales of Unregistered Securities

         The last subheading under the heading "Recent Sales of Unregistered Securities" relates to transactions with MCC Financial Services Advisors, Inc. Our intention when drafting the Registration Statement was to have the discussion with respect to exemptions from registration in the first paragraph under the heading "Recent Sales of Unregistered Securities" apply to each of the transactions discussed under the heading. This will confirm that the 50,000 shares of restricted common stock of the Issuer issued to MCC Financial Services Advisors, Inc., as part of their compensation, was issued in reliance on the exemption from registration in Rule 506 under Section 4(2) of the Securities Act of 1933.

Future Registration Statements

         The Securities Purchase Agreement between the Issuer and Manillo Investors Ltd. dated September 20, 2005 is slightly different from the classic P.I.P.E. transaction in that the Issuer is not contractually obligated to file a registration statement covering the resale of the shares issued to Manillo Investors Ltd. As a result, based upon the present circumstances, the Issuer has no present intention to file a registration statement on Form SB-2, or any other appropriate form, covering either the conversion of the Series C Preferred Stock to be issued to Manillo Investors Ltd or the resale of the common stock issued upon conversion.

         If you have any further or additional questions or comments, please let me know.

Yours very truly,
/s/Robert L. Sonfield, Jr.
-----------------------
Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo

cc:      VIA FACSIMILE ONLY
         Mr. Robert B. Dillon
         President and CEO
         Exobox Technologies Corp.